United States securities and exchange commission logo





                              November 21, 2022

       Victor Hoo
       Chief Executive Officer
       VCI Global Limited
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Limited
                                                            Registration
Statement on Form F-1
                                                            Filed November 1,
2022
                                                            File No. 333-268109

       Dear Victor Hoo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Summary Consolidated Financial and Other Data, page 15

   1. We note that the balances for Trade and other payables and Retained earnings for the six months ended June 30,
2022 presented here does not appear to be consistent with the corresponding balances
in the Unaudited Interim Condensed Consolidated Statements of
                                                        Financial Position as
of June 30, 2022 on Page F-3. Please clarify or revise.
   2. We note that in the selected consolidated statements of financial position data, it appears the column labeled 30
June 2021 (RM), includes the same amounts as the column labeled
                                                        31 December 2021 (RM).
Please clarify or revise.
 Victor Hoo
FirstName
VCI GlobalLastNameVictor  Hoo
            Limited
Comapany 21,
November   NameVCI
              2022 Global Limited
November
Page 2    21, 2022 Page 2
FirstName LastName
General

3. In your response letter dated September 29, 2022, in response to comment 2, you provided
         a table with an    unconsolidated    calculation in an attempt to
provide the requested section
         3(a)(1)(C) of the Investment Company Act of 1940 (   1940 Act   )
calculation information.
         However, the calculation of    Investment Securities as a percentage
of Assets    for VCI
         Global Limited in the table excluded the ownership of V Cap (as defined in the response).
         Please restate the calculation to reflect the percentage of investment securities exactly as section 3(a)(1)(C) requires.
4. We note that footnote (1) to the table of V Cap subsidiaries in your response letter dated
         September 29, 2022 shows a breakdown of the itemized amounts in column
(d) (   Each
         Non-Investment Security Asset   ). However, in several of the
breakdowns in footnote (1),
         there is an itemized line item for    Investment in wholly own
subsidiaries   , which in some
         cases comprise a majority of the assets of such subsidiary   s
itemized breakdown. There is
         no analysis of such    wholly own subsidiaries    or indication as to
their status under the
         1940 Act. Please explain in detail whether those subsidiaries are themselves investment companies as defined in section 3(a)(1) of the 1940 Act. For example, part (9) in footnote
         (1) indicates that    Elmu Education Group Sdn Bhd    has
Investment in wholly own
         subsidiaries    in the amount of $4,537,735.68. Please clarify whether
such assets
         are considered investment securities under the 1940 Act and discuss your reasoning behind that determination.
5. We note there is a corporate structure chart on page 5 of the Form F-1 filed November 1,
         2022. Please supplementally provide a legible corporate structure chart of VCI Global
         Limited and its indirect and direct subsidiaries, including the ones listed on page 5 as well as the other indirect and direct subsidiaries referenced in your response letter
         dated September 29, 2022. Please include in such chart the parent   s
percentage ownership
         of each of the subsidiaries and an indication on such chart as to whether each direct or indirect subsidiary is a good or bad asset for purposes of the 1940 Act analysis.
6.       In your response letter dated November 1, 2022, you note that    [in]
the future, the
         Company intends to dispose of a portion of its investment in TGL and will not make any
         further minority investments until the Company   s current investments
are below the 40%
         threshold set forth in Section 3(a)(1)(C) of the Investment Company
Act of 1940.    Please
         describe what the intended timeline is for such divestment, and include such disclosure in the prospectus summary and the business and management's discussion and analysis sections of the prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Victor Hoo
VCI Global Limited
November 21, 2022
Page 3



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameVictor Hoo
                                                           Division of
Corporation Finance
Comapany NameVCI Global Limited
                                                           Office of Trade &
Services
November 21, 2022 Page 3
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName